United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 4, 2006**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On April 4, 2006, Hercules Incorporated (the "Company") announced the pricing terms of its previously announced offer to purchase for cash (the "Offer") any and all of its outstanding $118,968,000 in aggregate principal amount 11.125% Senior Notes due 2007 (the "Notes") on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated March 8, 2006. The total consideration to be paid is more fully described is the attached news release.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on April 5, 2006. The scheduled payment date for the Notes will be April 6, 2006.

A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) **Exhibits.**

99.1 News Release of Hercules Incorporated dated April 4, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 6, 2006

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

Exhibit 99.1

Release Immediately
06-11-F

HERCULES PRICES BOND TENDER OFFER

WILMINGTON, DE - APRIL 4, 2006 . . . Hercules Incorporated (NYSE: HPC) ("Hercules") today announced the pricing terms of its previously announced offer to purchase for cash (the "Offer") any and all of its outstanding $118,968,000 in aggregate principal amount 11.125% Senior Notes due 2007 (CUSIP Nos. 427056AY2 and 427056AW6) (the "Notes") on the terms and subject to the conditions of its Offer to Purchase and Consent Solicitation Statement dated March 8, 2006 (the "Statement").

The total consideration for each $1,000 principal amount of the Notes (the "Total Consideration"), which will be payable in respect of the Notes that are accepted for payment and that were validly tendered on or prior to 5:00 p.m., New York City time, on April 5, 2006, will be $1,087.06 per $1,000 principal amount of the Notes. The Total Consideration consists of the Offer Consideration (as defined below), plus a $20.00 consent payment (the "Consent Payment"). The tender offer consideration (the "Offer Consideration") was determined as of 2:00 p.m., New York City time, on April 3, 2006, and was calculated based on the present value of (i) $1,000 per $1,000 principal amount of the Notes, the amount payable on November 15, 2007, the stated maturity date (the "Maturity Date"), plus an amount equal to the interest that would have been paid on the Notes from the date of payment up to and including the Maturity Date, in each case determined on the basis of a yield to the Maturity Date equal to the sum of (x) the bid-side yield of the 3.00% U.S. Treasury Note due November 15, 2007, which was 4.8930% as of 2:00 p.m., New York City time, on April 3, 2006, plus (y) a fixed spread of 50 basis points, minus (ii) accrued and unpaid interest, minus (iii) the Consent Payment.

The scheduled payment date for the Notes will be April 6, 2006 (the "Payment Date"), and the calculation of the Total Consideration is based on this date. In addition to the Total Consideration, tendering holders will receive accrued and unpaid interest to, but not including, the Payment Date, in the amount of $43.57 for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Offer.

This announcement is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consent with respect to any Notes. The full terms of the tender offer and the consent solicitation are set forth in the controlling Statement and in the related consent and letter of transmittal.

Credit Suisse Securities (USA) LLC ("Credit Suisse") and Wachovia Capital Markets LLC ("Wachovia Securities") are Dealer Managers and Solicitation Agents for the tender offer and consent solicitation. Questions regarding the tender offer and the consent solicitation should be directed to:

Credit Suisse
Attn: Liability Management Group at (800) 820-1653 (Toll Free) or (212) 325-7596

or

Wachovia Securities
Attn: Liability Management Group at (866) 309-6316 (Toll Free) or (704) 715-8341

Requests for documents should be directed to Mellon Investor Services LLC, the Information Agent for the tender offer and consent solicitation, 480 Washington Boulevard, Jersey City, New Jersey 07310 or (877) 698-6867 (Toll Free).

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known or unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied depending on such factors as: ability to raise capital, ability to refinance, ability to execute divestitures and asset dispositions, and adverse legal and regulatory developments. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Investor Contact: Stuart L. Fornoff (302) 594-7151